Filed Pursuant to 433
Registration No. 333-161767
February 1, 2010
Pricing Term Sheet
The Procter & Gamble Company
1.375% Notes due August 1, 2012

Issuer:	The Procter & Gamble Company
Aggregate Principal Amount Offered:	$1,250,000,000
Maturity Date:	August 1, 2012
Coupon (Interest Rate):	1.375%
Price to Public (Issue Price):	99.927% of principal amount
Yield to Maturity:	1.405%
Spread to Benchmark Treasury:	+55 basis points
Benchmark Treasury:	0.875% due January 2012
Benchmark Treasury Yield:	0.855%
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2010
Day Count Convention:	30/360
Make-whole Redemption:	At any time at the greater of 100% or a discount rate of Treasury plus 20 basis points
Trade Date:	February 1, 2010
Settlement Date (T+5):	February 8, 2010, which is the fifth business day following the trade date specified above (such settlement cycle being referred to as “T+5”). Purchasers should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the succeeding business days may be affected by the T+5 settlement.
CUSIP Number:	742718 DR7
ISIN Number:	US742718DR71
Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	Banc of America Securities LLC, Deutsche Bank Securities Inc. and Goldman, Sachs & Co.
Senior Co-Managers:	Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and RBS Securities Inc.
Co-Managers:	Barclays Capital Inc., UBS Securities LLC and The Williams Capital Group, L.P.
Type of Offering:	SEC Registered
Listing:	None
Long-term Debt Ratings:	Moody’s: Aa3 (Stable Outlook); S&P: AA- (Stable)

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or Goldman, Sachs & Co. toll-free at 1-866-471-2526.
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